Filed by Environmental Impact Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Environmental Impact Acquisition Corp.

Commission File No. 333-259375

Date: October 19, 2021

The following press release by GreenLight Biosciences, Inc. was made available on their website at the below address on October 19, 2021.

https://www.greenlightbiosciences.com/investors/greenlight-biosciences-envi-science-day-updates-investors-on-progress-across-human-plant-and-animal-health/

GreenLight Biosciences (ENVI) Science Day updates investors on progress across human, plant and animal health

October 19, 2021

7 agricultural products in development with an addressable market of $6bn that we plan to launch by 2026.

Control of fungal pathogens using double-stranded RNA has been demonstrated in field testing for the first time. This addresses the number one cause of food rotting.

Varroa mite: Higher brood and health scores compared to chemical controls.

Promising antibody response and cell-mediated immunity for GreenLight Covid-19 vaccine candidates in mice. Data indicates feasibility of initiating clinical trial in Africa for COVID-19 vaccine candidate.

Gene therapy: Bill & Melinda Gates Foundation milestone achieved. Moving to next phase of research.

BOSTON, MASS: Today GreenLight Biosciences (ENVI) will hold Science Day to update investors on the company’s progress towards solving some of the world’s largest and most difficult problems by delivering on the full potential of RNA.

“Today we will show important results for the use of RNA across our pipeline of human, plant and animal health applications,” said Andrey Zarur, GreenLight co-founder and CEO. “Core to these developments is our success in developing our platform for design, development and production of unprecedented new applications for RNA.”

Human health results reported:

Covid-19 vaccine: Promising antibody response and cell-mediated immunity for GreenLight Covid-19 vaccine candidates in mice. GreenLight candidates induced humoral responses exceeding WHO standard. GreenLight candidates induced Th1-biased cell mediated immune responses. Promising disease protection results for GreenLight Covid-19 vaccine candidates in hamsters. All tested doses protected against morbidity. GreenLight plans to start Phase I clinical trial in Africa in Q1 2022.

Gene therapy: Tools have been created by GreenLight RNA-encoded instructions, with evidence of transgene expression. Bill & Melinda Gates Foundation milestone achieved allowing for next phase of grant work.

Plant and animal health progress:

Grape Powdery Mildew: Lab results translates to field level control consistent with commercial standards.

Botrytis: GreenLight sequences, without enhancement from formulation, demonstrate Botrytis control in strawberries field trials. Trials at two sites show reduction in disease severity compared to untreated check. Application of naked dsRNA to whole tomato plants in greenhouse cuts disease severity. Sequence, without enhancement from formulation, reduces severity by 46-59% compared to untreated control.

Fusarium: First sequences show promise with direct application to fusarium. 25% to 40% reduction of in vitro fusarium, relative to untreated control. Application to infected wheat seedlings shows 25% to 50% reduction of vomitoxin (DON) and fusarium, relative to untreated control.

Pollen beetle: First sequences drive statistically significant pollen beetle mortality. Lab study shows 20% to 80% pollen beetle mortality in vitro. Sequences show promise with application on oilseed rape plants, with 40% pollen beetle mortality in vivo relative to untreated control.

Two spotted spider mite: First sequences drive statistically significant mortality rates of two spotted spider mite. Lab study shows adult females survival near zero in vitro within ten days of application to leaf disc.

Diamondback moth & other lepidoptera. To date, ingested dsRNA has not been viable for control of Diamondback moth and Fall armyworm. A delivery technology under evaluation increases the impact of dsRNA sequences. Our approach enables a 50% increase in diamondback moth mortality and 90% lower weight in fall armyworm larvae, compared to naked dsRNA.

Bee health: Key part of acquired IP portfolio translated into positive field trial results in less than 8 months. 40% fewer Varroa destructor mites at 12 weeks in hives with GreenLight fields tests compared with the leading chemical control product. Strong efficacy compared to a leading chemical control. Treatments improved bee brood and hive health compared to chemical controls.

For full results and context please refer to the Science Day for investors presentation on our Investors page: https://www.greenlightbiosciences.com/investor-relations/.

Notes to editors

Markets addressed by today’s updates:

Area	Indicative addressable market
Fusarium	$950m
Pollen Beetle	$185m
Two spotted spider mite	$1,100m
Diamondback moth	$890m
Powdery Mildew	$1,400m
Varroa mite	$290m
Botrytis	$1,200m

About GreenLight

Founded in 2008, GreenLight aims to solve some of the world’s biggest problems by delivering on the full potential of RNA for human health and agriculture.

In human health, this includes mRNA vaccines and therapeutics. In agriculture, this includes RNA to protect honeybees and a range of crops. The company’s breakthrough cell-free RNA manufacturing platform, which is protected by numerous patents, allows for cost-effective and scalable production of RNA. For more information, visit https://www.greenlightbiosciences.com/

In August 2021, GreenLight Biosciences announced plans to become publicly listed through a business combination with Environmental Impact Acquisition Corp. (Nasdaq:ENVI).

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws with respect to the business of GreenLight Biosciences, Inc. and its proposed transaction with Environmental Impact Acquisition Corp. (“ENVI”), including statements regarding the anticipated benefits and uses of GreenLight’s product candidates, the market opportunities for GreenLight’s product candidates, timing of clinical trials, and the timing of commercial launch of product candidates, and the anticipated business combination with ENVI. These forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from these forward-looking statements, including but not limited to: the need to obtain regulatory approval for GreenLight’s product candidates; the risk that clinical trials will not demonstrate that GreenLight’s therapeutic product candidates are safe and effective; the risk that GreenLight’s product candidates will have adverse side effects or other unintended consequences, which could impair their marketability; the risk that GreenLight’s product candidates do not satisfy other legal and regulatory requirements for marketability in one or more jurisdictions; the risks of enhanced regulatory scrutiny of mRNA solutions; the risk of significant delays in research, development, testing, clinical trials and regulatory approval; the potential inability to achieve GreenLight’s goals regarding scalability and affordability of its product candidates; the anticipated need for additional capital to achieve GreenLight’s business goals; changes in the industries in which GreenLight operates; changes in laws and regulations affecting the business of GreenLight; the risk that the proposed business combination with ENVI may not be completed in a timely manner or at all, which may adversely affect the price of ENVI’s securities; the failure to satisfy conditions to the consummation of the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; risks that the proposed transaction disrupts current plans and operations of GreenLight; and the potential inability to implement or achieve business plans, forecasts, and other expectations after the completion of the proposed transaction. The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 discussed below and other documents filed by ENVI from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ENVI and GreenLight assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither ENVI nor GreenLight gives any assurance that GreenLight or ENVI, or the combined company, will achieve any result described in any forward-looking statement.

Important Information and Where to Find It

This press release may be deemed to relate to a proposed transaction between GreenLight Biosciences, Inc. and Environmental Impact Acquisition Corp. This press release does not constitute either (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (b) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

ENVI has filed a registration statement on Form S-4 with the SEC, which includes a document that serves as a preliminary prospectus and proxy statement of ENVI, referred to as a proxy statement/prospectus. The final proxy statement/prospectus will be sent to all ENVI shareholders after the registration statement is declared effective by the SEC. ENVI also will file other documents regarding the proposed transaction with the SEC. This press release does not contain all of the information that will be contained in the final proxy statement/prospectus or other documents filed with the SEC. Before making any voting decision, investors and security holders of ENVI are urged to read the registration statement, the final proxy statement/ prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the final proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ENVI through the website maintained by the SEC at www.sec.gov or by sending a written request to ENVI at: ENVI.Inquiries@cgf.com.

Participants in the Solicitation

ENVI, GreenLight and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ENVI’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be contained in the final proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Contact:

Thomas Crampton

SVP & Head of Corporate Affairs

GreenLight Biosciences

tcrampton@greenlightbio.com

+1 914 202 2762

+44 7826 995794

GreenLight Biosciences